                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )
                             AMC ENTERTAINMENT INC.
                                (Name of Issuer)

                  Common Stock, Par Value, $0.66 2/3 Per Share
                         (Title of Class of Securities)

                                    001669100
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 001669100                                    Page 2 of 13 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     The SC Fundamental Value Fund, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     293,750
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     293,750
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,750
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 001669100                                    Page 3 of 13 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Value BVI, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     125,350
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     125,350
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,350
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 001669100                                    Page 4 of 13 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     293,750
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     293,750
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,750
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 001669100                                    Page 5 of 13 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Gary N. Siegler
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     419,100
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     419,100
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     419,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 001669100                                    Page 6 of 13 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Peter M. Collery
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     419,100
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     419,100
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     419,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                  Page 7 of 13 Pages

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.66 2/3 per share ("Common Stock")

          (b)  Issuer:   AMC Entertainment Inc.(the "Issuer")
                         106 West 14th Street
                         P.O. Box 419615
                         Kansas, City, MO  64105


Item 2.   Identity and Background

          (a-c), (f). The persons (the "Reporting Persons") filing this statement are SC Fundamental Inc., a Delaware corporation ("SC"), The SC Fundamental Value Fund, L.P., a Delaware limited partnership ("Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation ("BVI Inc."), Gary N. Siegler ("Siegler"), a citizen of the United States and Peter M. Collery ("Collery"), a citizen of the United States. The principal business address of SC, Fund, BVI Inc., Siegler and Collery is 712 Fifth Avenue, New York, New York 10019.

          Fund is primarily engaged in the business of investing in securities. SC is the general partner of Fund. BVI Inc. is the managing general partner of the investment manager of SC Fundamental Value BVI, Ltd. ("BVI Ltd."), a company principally engaged in the business of investing in securities. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of SC and BVI Inc. is set forth on Exhibit A hereto which is incorporated herein by reference.

          Siegler is a controlling stockholder, the president and a director of SC and BVI Inc. Collery is a controlling stockholder, vice president, and a director of SC and BVI Inc. Siegler and Collery are in a position to directly and indirectly determine the investment and voting decisions made by SC and BVI Inc., and, consequently, Fund and BVI Ltd.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

          (d,e). During the last five years, none of the Reporting Persons, nor any of SC's and BVI Inc.'s executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                                                  Page 8 of 13 Pages


Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  4,968,576.50
BVI Inc. on behalf of BVI Ltd.               $  2,119,815.82

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund and BVI Ltd. or with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.


Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Issuer's Common Stock for investment purposes. The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Act.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on October 31, 1996, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Proxy Statement as of October 11, 1996). Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc. may be deemed to own beneficially the Common Stock which SC, BVI Inc. and Fund are deemed to beneficially own. By virtue of BVI Inc.'s role as managing general partner of the investment manager of BVI Ltd., BVI Inc. may be deemed to beneficially own the Common Stock which BVI Ltd. beneficially owns. Siegler and Collery disclaim beneficial ownership of such shares of Common Stock and such percentage ownership of the Issuer's Common Stock for any and all purposes

                                                  Page 9 of 13 Pages

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
SC Fundamental Inc.           293,750                           4.5%
-----------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.              293,750                           4.5%
-----------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                     125,350                           1.9%
-----------------------------------------------------------------------------
Gary N. Siegler               419,100                           6.4%
-----------------------------------------------------------------------------
Peter M. Collery              419,100                           6.4%
==============================================================================

       (b) Each of SC Fund and BVI Inc. has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which it is deemed the beneficial owner. Siegler and Collery may be deemed to share with SC, Fund and BVI, Inc. such powers with respect to the Shares of which SC, Fund and BVI, Inc. beneficially own.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected on the New York Stock Exchange (* reflects a sale).


                                       BVI, Inc.
              Price Per                on behalf
Trade Date    Share ($)      Fund      of BVI Ltd.    Siegler    Collery
-----------------------------------------------------------------------------
9/13/96         17.125        13,800        6,200            0           0
------------------------------------------------------------------------------
9/16/96         17.250        19,100        8,700        0           0
-----------------------------------------------------------------------------
9/17/96         17.400        20,700        9,300        0           0
-----------------------------------------------------------------------------
9/17/96         17.500        12,000        5,400        0           0
-----------------------------------------------------------------------------
9/24/96         16.125       155,200       24,800        0           0
-----------------------------------------------------------------------------
9/26/96         16.096        26,200       11,800        0           0
-----------------------------------------------------------------------------
10/1/96         16.802        19,300        8,700        0           0

                                                  Page 10 of 13 Pages
-----------------------------------------------------------------------------
10/2/96         17.526        22,000      10,000          0          0
-----------------------------------------------------------------------------
10/2/96         17.000         5,200       5,200*         0          0
-----------------------------------------------------------------------------
10/3/96         17.979        17,200       7,800          0          0
-----------------------------------------------------------------------------
10/8/96         18.000         3,400       1,600          0          0
-----------------------------------------------------------------------------
10/9/96         18.054           500         200          0          0
-----------------------------------------------------------------------------
10/10/96        18.097           600         300          0          0
-----------------------------------------------------------------------------
10/11/96        18.000         6,900       3,100          0          0
-----------------------------------------------------------------------------
10/11/96        18.125         3,400       1,600          0          0
-----------------------------------------------------------------------------
10/23/96        16.345        17,200       7,800          0          0
-----------------------------------------------------------------------------
10/24/96        16.419        10,300       4,700          0          0
-----------------------------------------------------------------------------
10/24/96        16.250        17,200       7,800          0          0
-----------------------------------------------------------------------------
10/25/96        16.500         4,000       1,900          0          0
-----------------------------------------------------------------------------
10/28/96        16.500           350         150          0          0
-----------------------------------------------------------------------------
10/29/96        16.775         8,200       3,800          0          0
-----------------------------------------------------------------------------
10/30/96        17.000           200         --           0          0
-----------------------------------------------------------------------------
10/31/96        17.330         10,800      4,900          0          0
-----------------------------------------------------------------------------

------------

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

          None.

Item 7.   Material to be filed as Exhibits

          Exhibit A -- Directors and Executive Officers of SC Fundamental Inc. and SC Fundamental Value BVI, Inc.
          Exhibit B -- Joint Filing Agreement dated November 1, 1996.

                                                      Page 11 of 13 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1996


SC FUNDAMENTAL INC.


  By:
       -----------------------------

       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:
       ------------------------------
       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:
       --------------------------------
       Neil H. Koffler as Attorney-
       in-Fact for Peter M. Collery
       Vice President*


------------------------------
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler*


-------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery*


*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                                  Page 11 of 13 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1996


SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*


/s/ Gary N. Siegler
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*


/s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery*

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                                  Page 12 of 13 Pages


                                   EXHIBIT A

(i)    DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL INC.

       The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.


                                    Present Principal
Name and Position                   Occupation or Employment

Gary N. Siegler                     President of Siegler, Collery & Co., SC
Director, President                 Fundamental Inc., and SC Fundamental
                                    Value BVI, Inc.

Peter M. Collery                    Vice President of Siegler, Collery &
Director and Vice President         Co., SC Fundamental Inc., and SC
                                    Fundamental Value BVI, Inc.


(ii)   DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL
       VALUE BVI, INC.

       The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.


                                    Present Principal
Name and Position                   Occupation or Employment

Gary N. Siegler                     President of Siegler, Collery & Co., SC
Trustee                             Fundamental Inc., and SC Fundamental
                                    Value BVI, Inc.

Peter M. Collery                    Vice President of Siegler, Collery &
Trustee                             Co., SC Fundamental Inc., and SC
                                    Fundamental Value BVI, Inc.

                                                  Page 13 of 13 Pages

                                   EXHIBIT B

                            JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.66 2/3 per Share, of AMC Entertainment Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 31st day of October 1996.

SC FUNDAMENTAL INC.


  By:_ _ _ _ _ _ _ _ _ _ _ _ _ _
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:_ _ _ _ _ _ _ _ _ _ _ _ _ _
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:_ _ _ _ _ _ _ _ _ _ _ _ _ _
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

_ _ _ _ _ _ _ _ _ _ _ _ _ _
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler*

_ _ _ _ _ _ _ _ _ _ _ _ _ _
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery*

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                                  Page 13 of 13 Pages
                                   EXHIBIT B
                            JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.66 2/3 per Share, of AMC Entertainment Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 31st day of October 1996.

SC FUNDAMENTAL INC.

  By: /s/ Peter M. Collery
      ----------------------------
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.

  By: /s/ Peter M. Collery
      ----------------------------
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

SC FUNDAMENTAL VALUE BVI, INC.

  By:  /s/ Peter M. Collery
     ------------------------------
     Neil H. Koffler as Attorney-
     in-Fact for Peter M. Collery
     Vice President*

/s/ Gary N. Siegler
----------------------------
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler*

 /s/ Peter M. Collery
----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery*

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.